UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date February 9, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON ELECTION OF EMPLOYEE REPRESENTATIVE DIRECTOR

In accordance with the relevant requirements of the Company Law of the People’s Republic of China and the articles of association and rules for the meeting of the board of directors of China Eastern Airlines Corporation Limited (the “Company”), the Company recently held the fourth general meeting of the sixth session of the employee representatives, in which the resolution regarding the election of Mr. Yuan Jun ( ) (“Mr. Yuan”) as the employee representative director of the Company was passed. Mr. Yuan’s term of office shall take effect from 8 February 2018 until the date of expiry of term of office of the eighth session of the board of directors (the “Board”) of the Company.

The biographical details of Mr. Yuan are set out below:

Mr. Yuan Jun, aged 58, is currently a director and the chief human resources officer of the Company, the head of Human Resources Department of China Eastern Air Holding Company Limited* and the director of Eastern Airlines Industry Investment Company Limited. Mr. Yuan entered civil aviation industry in 1997. From May 2007 to October 2011, Mr. Yuan was the deputy head and head of Work Department of Party Committee of the Company. From October 2011 to May 2016, he was the general manager of Human Resources Department of the Company. From July 2014, he served as the chief human resources officer of the Company. From June 2015 to September 2016, he concurrently served as the general manager of Ground Services Department and the deputy secretary of Party Committee of the Company. From September 2016, he served as the head of Human Resources Department of China Eastern Air Holding Company Limited*. From November 2016, he concurrently served as the director of Eastern Airlines Industry Investment Company Limited. Mr. Yuan holds an executive master’s degree in business administration from Fudan University and a qualification of senior political work specialist.

As at the date of this announcement and as far as the Board is aware, save as disclosed in this announcement, Mr. Yuan has not held any directorship in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the past three years. As at the date of this announcement, save as disclosed in this announcement, Mr. Yuan does not have other relationship with any directors, supervisors, senior management or substantial shareholders of the Company. Mr. Yuan does not have any interest in the shares of the Company or its associated corporations within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed in this announcement, there is no information in relation to the appointment of Mr. Yuan which is required to be disclosed pursuant to the requirements set out in Rules 13.51(2) (h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor are there any matters which need to be brought to the attention of the shareholders of the Company. Mr. Yuan has not been penalized by the China Securities Regulatory Commission or other relevant departments or stock exchanges.

As at the date of this announcement, the Company has not entered into any service contract with Mr. Yuan in terms of the appointment by the Board. The remuneration of Mr. Yuan will be determined in accordance with the remuneration and assessment system of the Company.

*	For identification purpose only

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 8 February 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

5